UNITED STATES

             SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C. 20549

                        SCHEDULE 13D
                    (Amendment No.  __ )*

          Under the Securities Exchange Act of 1934

               DYNASIL CORPORATION OF AMERICA

                      (Name of Issuer)


          Common Stock, par value $0.0005 per share

               (Title of Class of Securities)


                          268102100

                       (CUSIP Number)


                        Peter Sulick
                       50 Hunt Street
                    Watertown, MA  02472
                        617-668-6855
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)


                     September 30, 2009*
   (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. __.

* See Explanatory Note.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        SCHEDULE 13D

CUSIP No.  268102100

  1    NAMES OF REPORTING PERSON

     Peter Sulick

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see
     instructions)
     (a)  __
     (b)  __

  3    SEC USE ONLY

  4    SOURCE OF FUNDS (see instructions)

     PF

  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)   __

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


     NUMBER OF             7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY                1,076,175
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                           8      SHARED VOTING POWER

                               0

                           9      SOLE DISPOSITIVE POWER

                                1,076,175

                          10     SHARED DISPOSITIVE POWER

                               0



11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

   1,076,175

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES (see instructions)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             6.7%

14   TYPE OF REPORTING PERSON (See Instructions)

       IN

                      Explanatory Note

This statement on Schedule 13D reflects the historical transactions described below, which occurred between September 30, 2009 and August 22, 2011, all of which were previously reported in Mr. Sulick's Section 16 filings and the Issuer's reports filed with the SEC.

Item 1.   Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the shares of common stock, par value
$0.0005 per share (the "Shares"), of Dynasil
Corporation of America, a Delaware corporation
("Dynasil" or "the Issuer"). Dynasil's principal executive offices are located at 44 Hunt Street, Watertown, Massachusetts 02472. Dynasil's telephone number is (607) 272-3320, ext. 26.

Item 2.    Identity and Background

This Statement is filed by Peter Sulick ("Mr. Sulick")
(the "Reporting Person").    Mr. Sulick is an
individual and citizen of the United States.  Mr.
Sulick's business address is 50 Hunt Street, Watertown,
MA  02472.

Mr. Sulick's principal occupation is Chairman, CEO of
Prism Microwave, Inc.,   3527 Plover Ave., Naples, FL
34117

During the last five years, Mr. Sulick has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other
Consideration

The source and amount of funds used by Mr. Sulick to acquire the 640,931 shares of Dynasil Common Stock as described in Item 5 below were Mr. Sulick's personal funds in the amount of $1,104,761 and his compensation for service as a Director of Dynasil in the amount of $90,872. Mr. Sulick expects that personal funds will also be used to acquire any of the shares that he may purchase pursuant to stock options exercisable for up to 435,244 additional shares of Common Stock. These stock options were granted to Mr. Sulick as compensation for his service as a Director. The aggregate exercise price of those options would be $1,275,987.

Item 4.     Purpose of the Transaction

The purposes of the transactions were to both compensate Mr. Sulick for his services as a Director of Dynasil, under policies described in the Issuer's Proxy
Statement pursuant to Section 14(a) of the Securities
Exchange Act of 1934, and to permit Mr. Sulick to acquire a significant equity position in Dynasil in connection with becoming a member of the Board of Directors.

Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transactions described above, the Reporting Person does not have any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

Mr. Sulick has not engaged in any transactions in shares of the Common Stock during the past 60 days.
Below is a summary of certain historical transactions that affected Mr. Sulick's beneficial ownership of the Common Stock. All of the transactions described herein were reported by Mr. Sulick on Section 16 filings on Form 4.

Prior to September 30, 2009, Mr. Sulick held 134,724 shares of Dynasil's Common Stock and retained the right to acquire 456,407 additional shares through derivative securities composed of both Preferred Stock and stock options. Mr. Sulick's total beneficial ownership of Dynasil's outstanding Shares prior to September 30,
2009 ranged from 2.0% to 4.9%.

On September 30, 2009, Mr. Sulick was granted options to purchase 41,871 shares of Common Stock by the Issuer, which at such time increased Mr. Sulick's beneficial ownership of the Common Stock from 4.9% to 5.2%. On October 28, 2009, Mr. Sulick purchased
300,000 shares of Common Stock at $2.33 per share in a privately negotiated transaction, which at such time increased Mr. Sulick's beneficial ownership of the Common Stock from 5.2% to 7.7%. On December 21, 2010,
Mr. Sulick acquired 100,000 shares of Common Stock directly from the issuer in a mandatory conversion of the Issuer's Preferred Stock, at which time Mr.
Sulick's beneficial ownership of the Common Stock decreased from 7.9% to 6.8%, due to the dilution to Mr.
Sulick's ownership caused by the mandatory conversion of the Preferred Stock held by others.

At the date hereof, Mr. Sulick beneficially owns
1,076,175 shares of Dynasil's Common Stock, representing 6.7% of the of the 15,577,636 shares outstanding as of August 22, 2011, including 435,244 shares of Dynasil's Common Stock issuable on exercise of stock options.

Item 6.     Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

The information set forth under Items 2, 3, 4 and 5 of this Statement is incorporated herein by reference.
Except as disclosed in this Statement, there are no contracts, understandings or relationships between the Reporting Person and any third person with respect to the Shares.

Item 7.   Materials to be Filed as Exhibits.

 NOT APPLICABLE


                          SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   August 22, 2011	       /s/ Peter Sulick
                               Peter Sulick